[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2011	rpomerenk@luselaw.com

July 31, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:   William Friar, Senior Financial Analyst

Re:	Cullman Bancorp, Inc.:
Registration Statement on Form S-1, File No. 333-160167

Dear Mr. Friar:

On behalf of Cullman Bancorp, Inc. (the “Company”), the proposed holding company of Cullman Savings Bank (the “Bank”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the staff’s comment letter dated July 21, 2009, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

1. We have reviewed and revised the cover page and the Summary to eliminate duplicative information, where possible, as requested in the comment. We also have reordered some of the disclosure on the cover page to simplify and clarify it.

2. The Amended S-1 now includes the graphics, maps and related captions that will appear in the prospectus.

3. The Company anticipates requesting the acceleration of the effectiveness of the Registration Statement on or before August 12, 2009. In that event, the financial statements in the filing will be current. If the Company requests acceleration subsequent to August 12, 2009, the financial statements included in the filing will be updated as requested in the comment.

4. An updated consent of the independent accountants is included as an exhibit in the Amended S-1.

Securities and Exchange Commission

July 31, 2009

5. A section headed “Recent Developments” has been added to the forepart of the prospectus, as requested in the comment.

6. We confirm that the Company will not use the prospectus before the effective date of the Registration Statement.

7. The prospectus cover page has been revised, as requested in the comment.

8. The prospectus cover page has been revised, as requested in the comment.

9. The prospectus cover page has been revised, as requested in the comment.

10. The disclosure on page 4 has been revised, as requested in the comment.

11. The disclosure has been supplemented on page 24, as requested in the comment.

12. The disclosure on page 6 has been revised, as requested in the comment.

13. A cross-reference has been added to page 7, as requested in the comment.

14. The Company reserves the right to commence the community offering concurrently with, during or promptly after the subscription offering. However, the Company expects the community offering and the subscription offering will end at the same time. The disclosure has been revised on page 7 to clarify this.

15. The disclosure has been supplemented on page 8, as requested in the comment.

16. The disclosure has been supplemented, as requested in the comment.

17. The disclosure has been supplemented on page 10 and 11, as requested in the comment.

18. The disclosure has been supplemented on page 13, as requested in the comment. It should be noted that there were no mutual holding company offerings completed in the three months before the completion of the appraisal report.

19. The disclosure has been revised on page 23, as requested in the comment.

20. The disclosure has been revised on page 23, as requested in the comment.

21. We have reviewed the first and second paragraphs of this section and believe they are correct, as drafted. As noted in the disclosure, purchases by directors, executive officers and

Securities and Exchange Commission

July 31, 2009

their associates may not exceed 31% of the shares held by persons other than the mutual holding company. If such purchases exceed 31%, the purchases by directors, executive officers and their associates will be “cut back,” except if such purchases are needed to sell the minimum number of shares in the offering range and such purchases have been approved by the Office of Thrift Supervision (the “OTS”). To help clarify this, the paragraphs have been reorganized to discuss the 31% limit immediately after the discussion of management purchases.

22. We have revised the disclosure in the Risk Factors section, as requested in the comment.

23. The disclosure has been revised on page 25, as requested in the comment.

24. The disclosure has been revised on page 26, as requested in the comment.

25. The risk factor cited in the comment refers to the risk that the appraised value may be higher than the actual market value (which is simply another way of stating the risk cited in the comment: that the actual market value may be lower than the appraised value). In either case, the risk is that the stock may trade below $10.00 per share, which, we believe, is clearly presented in the disclosure.

26. We have revised the risk factor referred to in the comment to quantify the anticipated number of shares in the Company’s public float at closing. Also, we have added additional disclosure to highlight the probable adverse impact of the Company’s limited public float on the spread between the “bid” and “ask” prices for Company stock. However, as discussed with the staff, we believe that it would not be beneficial to attempt to disclose the trading volumes of peer group bank holding companies with similar floats. In particular, the Company’s investment banker has advised that, while it is certainly the case that the trading volume of Company stock will be limited based on its public float, we do not believe that the trading volume will be solely a function of the size of the public float. Many other factors will affect the Company’s trading volume, including the number/identity of its market makers, its future operating results, regulatory issues, investor speculation, etc. For this reason, we wish to avoid creating any implication that the Company’s trading volume will be similar to peer group companies and are concerned that the proposed disclosure could be misleading to investors.

27. The disclosure has been supplemented on page 37, as requested in the comment.

28. After considering the staff’s comment, we have concluded that the events specified do not warrant disclosure in the risk factor section. Accordingly, the paragraph has been removed.

29. A cross-reference has been added by footnote, as requested in the comment.

30. The disclosure has been supplemented on page 40, as requested in the comment.

Securities and Exchange Commission

July 31, 2009

31. The disclosure has been revised on page 49, as requested in the comment.

32. A majority of the net proceeds will be immediately used to increase the capital of the Bank to support increased lending and investing. However, as requested in the comment, we have added disclosure beginning on page 49 addressing the reasons for increasing capital of the Bank in the current economic recession.

33. It is correct that there is no current intent to pay cash dividends. However, the payment of cash dividends in an important potential use of the proceeds. Similarly, there is no current intent to repurchase shares of common stock and there are no current plans to acquire other financial institutions, branch offices, etc. Nonetheless, we believe it is important to potential investors that all of these potential uses of proceeds be specified in the disclosure.

34. The disclosure has been revised on page 50, as requested in the comment.

35. The disclosure has been supplemented on page 49, as requested in the comment.

36. The disclosure has been supplemented at page 52, as requested in the comment.

37. The GAAP capital data in the line are all derived from the Bank’s financial statements at March 31, 2009. We believe the footnote is in the correct place.

38. We have removed the reference to 270,000 shares as this assumption is not relevant to the calculation of estimated offering expenses.

39. The disclosure has been supplemented at page 69, as requested in the comment.

40. The Bank recorded no provision for loan losses in 2007 because its allowance estimation methodology indicated that the allowance for loan losses was adequate during 2007. This outcome was principally due to a decline in the level of specific reserves on impaired loans from year-end 2006 to year-end 2007. At December 31, 2006, the Bank had identified substandard loans totaling $1,459,000. Of that amount, loans totaling $1,086,000 were considered impaired and specific reserves of $163,000 were established. At year end 2007, the Bank considered all substandard loans (totaling $1,486,000) impaired and established specific reserves of $32,000. The decline in specific reserves from 2006 to 2007 as well as the continued low level of chargeoffs ($27,000 in 2007, $24,000 in 2006 and net recoveries of $17,000 in 2005) indicated that a provision for loan losses was not needed in 2007. Even though nonaccrual loans increased from $78,000 at year end 2006 to $1,461,000 at year end 2007, all nonaccrual loans were considered impaired and evaluated for specific reserves. At year end 2008, substandard loans had increased to $4,060,000, all of which were considered impaired. Specific reserves of $69,000

Securities and Exchange Commission

July 31, 2009

were established. In addition, net chargeoffs increased from $27,000 in 2007 to $103,000 in 2008. The increase in specific reserves and increased level of chargeoffs were the primary reason for the provision for loan losses of $145,000 in 2008. We have expanded the disclosure on page 79 based on the foregoing, as requested in the comment.

41. The two borrowers whose loans comprised the $3.3 million are both currently in Chapter 11 bankruptcy. These loans are secured by real estate necessary to the borrowers’ operations. While these loans have been occasionally past due, they are currently performing and the Bank expects them to be paid in full. Collateral values on these loans are in excess of the loan balances. Based on the Bank’s expectation that it will collect all amounts due on such loans and the fact that such loans are performing, these loans remain on accrual status. With respect to the staff’s comment on special mention loans, it is rare that the Bank would ever classify a non-performing loan as special mention. Non-performing loans typically would be classified as substandard or lower. However, the Bank does have some substandard loans that are performing. If a substandard loan appears to be well secured, and the borrower is making payments as agreed, it may not be necessary to place the loan on nonaccrual. The loan could be classified as substandard because of some other weakness that elevates the risk as compared to similar loans in that category. Based on the foregoing, we have revised the disclosure on page 105, as requested in the comment.

42. The Bank’s investment policy does not explicitly authorized investments in equity securities, unless and exception is authorized by board vote. The Bank board authorized such an exception in the case of the investment in Silverton Financial. The disclosure has been revised on page 111 to make this clear.

43. The disclosure has been supplemented on page 140 as requested in the comment.

44. The disclosure has been supplemented on page 144 as requested in the comment.

45. As noted in the comment, the reference to $866,000 should have been $844,130; we have made the correction in the prospectus. Incentive goals for 2009 have been established. As requested in the comment, we have filed the 2009 Schedule of Participant Benefits as an exhibit (Exhibit 10.3) and provided a description of the goals in the prospectus on page 144.

46. As requested in the comment, the Profit Sharing Plan has been filed as Exhibit.

47. The disclosure has been revised on page 147, as requested in the comment.

48. We have determined that the annual retainer for director McClellan and commission fees do not exceed the $120,000 threshold requiring disclosure under the heading “Transactions with Certain Related Persons.” Accordingly, we have removed the disclosure.

Securities and Exchange Commission

July 31, 2009

49. The individual purchase limit in the offering is $250,000 and the “in concert” purchase limit in offering is $500,000. The purchase commitments shown in the table are consistent with such purchase limits. As noted above in our response to comment 21, shares acquired in the offering by directors and executive officers (and their associates) may not exceed 31% of the outstanding shares held by persons other than the mutual holding company, except with OTS approval. If OTS approval is not granted, the purchases by insiders will be reduced as necessary to comply with the 31% limit. The disclosure has been supplemented on page 148 to make this clear.

50. We have reviewed numbered paragraph 10 of the tax opinion related to the fair market value of subscription rights. We also have reviewed the prospectus description of this paragraph of the opinion. We respectfully disagree that this opinion is based upon an assumption. There are no assumptions stated in the opinion with respect to this matter.

51. The missing information related to the charitable foundation has been included in the disclosure on page 173 and 176, as requested in the comment.

52. The disclosure in “DESCRIPTION OF CAPITAL STOCK OF CULLMAN BANCORP, INC.” on page 182 has been revised in response to the comment.

53. The disclosure in “WHERE YOU CAN FIND MORE INFORMATION” on page 183 had been revised in response to the comment.

54. The disclosure on the Table of Contents to the financial statements on page F-1 has been revised in response to the comment.

55. In reaching its conclusion that it is the primary beneficiary of the affordable housing project, the Bank considered the guidance in SOP 78-9, FSP 78-9-1 and EITF No. 04-5 as well as the factors identified in paragraph 5 of FIN 46(R). The Bank determined that, as the limited partner, it did not have the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause nor did it have substantive participating rights. As a result, the Bank did not overcome the presumption of control by the general partner as set forth in EITF No. 04-5. The Bank then considered the guidance in FIN 46(R) and determined that the partnership was a variable interest entity. Specifically, the Bank reviewed the factors in paragraph 5 and determined that, by design, the holders of equity investment at risk (the Bank is the only holder of equity investment at risk as the general partner did not make an equity contribution) lacked the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity (paragraph 5b(1)). The partnership agreement specifies that the general partner has the rights and powers to manage the day-to-day operation of the partnership. As a result, the

Securities and Exchange Commission

July 31, 2009

partnership meets the criteria for a variable interest entity. Because the Bank will absorb a majority of the partnership’s expected losses and receive a majority of the partnership’s expected residual returns, the Bank determined that consolidation was appropriate (paragraph 14). At December 31, 2008, the partnership had total assets of $1.6 million, almost all of which was comprised of an apartment complex. Total liabilities were $962,000 and total partners’ capital was $622,000. Due to the insignificance of these amounts to its consolidated financial statements, the Bank omitted the disclosures required by FIN 46(R). We have revised Note 1 to the consolidated financial statements to state that the disclosures have been omitted due to immateriality.

56. We have revised Note 1 to the consolidated financial statements to include the disclosures requested in the comment.

57. We have revised Note 14 to the consolidated financial statements to include the disclosures required by paragraph 33 of SFAS No. 157. The Bank has no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the periods presented. Accordingly, the disclosures required by paragraph 32 (c) and (d) of SFAS 157 are not applicable.

58. The disclosure has been supplemented to include the subsequent event note, as requested in the comment.

59. Item 13 of the Registration Statement has been revised in response to the comment.

60. Item 17 of the Registration Statement has been revised in response to the comment.

61. The final tax opinion is filed as an Exhibit.

62. The first paragraph in the tax opinion has been revised as requested in the comment.

63. The tax opinion has been revised as requested in the comment.

64. The Director Split Dollar Agreement has been re-filed in its entirety, as requested in the comment.

* * * * *

Securities and Exchange Commission

July 31, 2009

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have its registration statement declared effective as soon as possible. We, therefore, request that the staff advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:	Michael Seaman, Esq.
Amit Pande, Accounting Branch Chief
Edwin Adames, Staff Accountant
John Riley, President and Chief Executive Officer
Kip A. Weissman, Esq.